400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835
Christopher S. Miller
direct dial: +1 610 640 7837
direct fax: +1 610 640 7835
millerc@pepperlaw.com
May 25, 2007
VIA EDGAR
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010
Attn: Ms. Sonia Barros

Re:	PolyMedix, Inc. Registration Statement on Form SB-2 Filed May 9, 2007 File Number 333-142787
Dear Ms. Barros:
     On behalf of PolyMedix, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission contained in your letter dated May 21, 2007, relating to the Company’s Registration Statement on Form SB-2 (Reg. No. 333-142787) filed May 9, 2007 (the “Registration Statement”).
1. The Prospectus Cover Page and the Use of Proceeds section on page 21 state that there is no minimum offering amount required as a condition to closing. The Prospectus Summary section on page 4, however, states that the offering size is “between $25 million and $35 million.” Please revise your disclosure to clarify whether there is a minimum offering amount. If the $25 million figure is only an estimate, please revise your disclosure to state that it is only an estimate. We may have further comments upon receiving your response.
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United States Securities and Exchange Commission

Company Response
     As requested, the Company will amend the disclosure in the Prospectus Summary section to indicate that, while there is no minimum offering amount, the Company estimates the size of the offering will be between $25 million and $35 million.
2. We note the filing does not include the signature of your controller or principal accounting officer. Please include these signatures in an amended Form SB-2. If Mr. Smith also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.
Company Response
     As requested, the Company will include in a caption to Mr. Smith’s signature that he also serves as the principal accounting officer of the Company.
     We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 610.640.7837.

Best regards,
/s/ Christopher S. Miller

Christopher S. Miller

cc: Nicholas Landekic, President and Chief Executive Officer, PolyMedix, Inc.